MEDIA RELEASE
17 October 2002

Mayne preferred tenderer for Australian Defence Force health services in Victoria

Mayne Group Limited today announced it had been selected as the preferred tenderer for the provision of a full range of health services to the Australian Defence Force (ADF) in Victoria.

The health services will cover primary health care, specialist outpatient services, inpatient services, dental services, and diagnostic and allied health services such as physiotherapy and pharmacy. The estimated value of the contract is $140 million over five years.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said that contract negotiations are expected to be finalised shortly and phased in from late 2002 to early 2003.

“We are delighted to have been selected, as it demonstrates our capability across a broad range of health services and adds to the diversity of our health revenue base,” Mr James said.

The Minister Assisting the Minister for Defence, Danna Vale, said today that the contract will be “maintaining, and in some cases improving, all current health services to ADF personnel at Defence establishments and bases in metropolitan Melbourne and regional Victoria”.

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